Norske Skog

Skogn, 2003-11-20

United States Securities and Exchange Commission
Washington DC 20549

USA

03037708

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange today November 20, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange November 20, 2003

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 155 SECTION

Information - file 82-5226_11

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Message to Oslo Stock Exchange

Allocation of options under Norske Skog's long-term incentive program

Based on the Board's resolution November 5, the following number of synthetic options have today been allocated to Norske Skog's top management team:

Jan Oksum, 60,000 options. (Holder of 6,827 shares)
Jan Kildal, 30,000 options (13,566 shares)
Claes-Inge Isacson, 30,000 options (6,343 shares)
Jarle Dragvik, 30,000 options (2,098 shares)
Ketil Lyng, 30,000 options (3,186 shares)
Rolf Negård, 30,000 options (653 shares)
Hanne Aaberg, 30,000 options (1,189 shares)
Vidar Lerstad, 30,000 options (3,980 shares)
Rob Lord, 30,000 options (810 shares)

Strike price is NOK 134.50, which is the average of the daily closing price of Norske Skog's shares in the period Nov 6 – Nov 19, 2003.

The options expire Dec 31, 2006, and can be exercised in the period Jul 1 – Dec 31, 2006. If the options are exercised, an amount corresponding to the difference between market price and strike price will be paid to the holder. This amount will be treated as salary, and the net amount, less tax, shall be used to buy Norske Skog shares at market price. These shares must be held for three years. It will therefore take five-six years before a potential capital gain can be realized. The options are valid as long as the persons entitled are employed by Norske Skog. The program has no dilution effect.

Oxenøen, November 20, 2003

NORSKE SKOG

Corporate Communication